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SECURIT **03012069** ISSION

RECEIVED

FEB 2 8 2003

WASH. D.C.

187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01-01-2002** AND ENDING **12-31-2002**

MM/DD/YY · · MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AFD, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3100 Sanders Road

(No. and Street)

Northbrook   **Illinois**   **60062**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marian Goll   **(847) 402-3831**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

180 No. Stetson Avenue   **Chicago**   **Illinois**   **60601**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 9 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Marian Goll _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ AFD, INC. _____ , as
of _____ December 31 _____ , 20 02 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Official seal and signature block

```
~~~~~~~~~~~~~~~~~~~~~~~~
   "OFFICIAL SEAL"
   MARSHA STASI
   Notary Public, State of Illinois
   My Commission Expires April 5, 2003
~~~~~~~~~~~~~~~~~~~~~~~~
```

Marian Goll
Signature

Treasurer
Title

Marsha Stasi
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFD, Inc.

Financial Statements and
Supplemental Schedules for the
Year Ended December 31, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

AFD, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
AFD, Inc.
Northbrook, Illinois

We have audited the following financial statements of AFD, Inc. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Shareholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AFD, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte
Touche
Tohmatsu

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of AFD, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	10

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2003

AFD, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$ 123,077
RECEIVABLE FROM ALLSTATE LIFE	27,562
OTHER ASSETS	25,807
TOTAL ASSETS	$ 176,446

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:
Accounts payable and accrued expenses	$ 8,550

SHAREHOLDER'S EQUITY:
Common stock, $10 par value, 10,000 shares authorized and 5,000 shares issued and outstanding	50,000
Additional paid-in capital	150,000
Accumulated deficit	(32,104)
Total shareholder's equity	167,896
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 176,446

See notes to financial statements.

AFD, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES	$ -
EXPENSES:	
Regulatory fees and other expenses	87,056
Less amounts reimbursed by Allstate Life	(87,056)
Total expenses	-
NET INCOME	$ -

See notes to financial statements.

AFD, INC.

STATEMENT OF SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
BALANCE—Beginning of year	$ 50,000	$ 150,000	$ (32,104)	$ 167,896
Net income				
BALANCE—End of year	$ 50,000	$ 150,000	$ (32,104)	$ 167,896

See notes to financial statements.

AFD, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ -
Adjustments to reconcile net income to net cash from operating activities:	
Changes in:	
Other assets	23,203
Receivable from Allstate Life	(23,059)
Accounts payable and accrued expenses	250
Net cash flows from operating activities	394
CASH—Beginning of year	122,683
CASH—End of year	$ 123,077

See notes to financial statements.

AFD, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. **GENERAL**

   Basis of Presentation—The accompanying financial statements include the accounts of AFD, Inc. (the "Company"), a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), which is a wholly owned subsidiary of Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Nature of Operations—The Company, an Illinois corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD").

   The Company registers representatives who market SEC-registered variable annuity, variable life, and variable universal life contracts issued by Allstate Life or one of its affiliates (collectively, the "Affiliates") through affiliated and non-affiliated broker-dealers. The number of representatives declined during the year. The Company earns no revenue and is reimbursed by Allstate Life for all regulatory fees and expenses incurred.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Income Taxes—The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at enacted tax rates.

   The Company had no differences between the financial statement and tax bases of assets and liabilities at December 31, 2002.

   Use of Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. **NET CAPITAL REQUIREMENTS**

   As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

   At December 31, 2002, the Company had net capital, as defined under the Rule, of $114,527, which was $109,527 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 7% of its net capital.

4. **INCOME TAXES**

   The Company currently joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax

allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company paid to or received from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

5. **RELATED-PARTY TRANSACTIONS**

Allstate Life reimburses the Company for expenses incurred in the wholesale distribution of certain SEC-registered variable annuity, variable life, and variable universal life contracts, which include regulatory fees and other expenses. During the year ended December 31, 2002, the Company incurred expenses of $87,056, of which $59,494 were reimbursed by Allstate Life during the year and $27,562 is receivable at year-end.

The Company utilizes certain services and business facilities owned or leased and operated by the Corporation and its subsidiaries. The Company is not charged for these services and facilities.

6. **FINANCIAL INSTRUMENTS**

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

AFD, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

NET CAPITAL:
Total shareholder's equity $ 167,896

Adjustments to net capital pursuant to Rule 15c3-1:
  Nonallowable assets:
    Other assets   25,807
    Receivable from Allstate Life   27,562
                                          53,369

NET CAPITAL $ 114,527

AGGREGATE INDEBTEDNESS $ 8,550

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
Minimum net capital required
  (6-2/3% of aggregate indebtedness) $ 570

Minimum dollar net capital requirement of
  reporting broker or dealer $ 5,000

Net capital requirement (greater of $5,000 or
  (6-2/3% of aggregate indebtedness) $ 5,000

Excess net capital $ 109,527

Percentage of aggregate customer debits to net capital   7 %

There is no material difference between the above computation of net capital pursuant to
Rule 15c3-1 and the corresponding computation prepared and included in the Company's
unaudited Part IIA FOCUS Report filing as of December 31, 2002.

AFD, INC.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002**

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
AFD, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements of AFD, Inc. (the "Company"), for the year ended December 31, 2002 (on which we issued our report dated February 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 19, 2003